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                              QUINTALINUX LIMITED
                                Suite 2209-2217
                             22/F Metro Centre II
                              21 Lam Hing Street
                            Kowloon Bay, Hong Kong
                           Phone: 011-852-2893-2682
                            Fax: 011-852-2572-2131

Contact:  David C. V. Lee                               Investor Relations:
          CEO                                           Dan Matsui/Eugene Heller
          Quintalinux Limited                           Silverman Heller
Associates
          (852) 2893-2682                               (310) 208-2550
          davidlee@quintalinux.com                      dmatsui@sha-ir.com
          ------------------------                      ------------------

                       Quintalinux and Red Flag Software
                       In Cooperative Marketing Agreement

Kowloon Bay, HONG KONG (September 29, 2000) - Quintalinux Limited ("Company") (Nasdaq: QLNX), a leading technology services provider in the Peoples Republic of China and Hong Kong, which contracts high technology, "intelligent building" construction and interior design services and is a leading provider of Linux systems and solutions, today announced a cooperative marketing agreement with Red Flag Software Co., Ltd. ("Red Flag"), China's top developer and distributor of Linux operating and application software, under which Quintalinux will market Red Flag Linux solutions in Hong Kong.

The agreement runs for two years with an automatic one-year extension. As a Red Flag solution provider, Quintalinux will market Red Flag solutions, including operating software for servers, desktops, and embedded platforms, to businesses, consumers, and other users in Hong Kong. Among Red Flag's Linux offerings is an operating system with a complete Chinese environment.

In a recent interview (July 28, 2000, PR Concepts Company Limited/Reuters), Liu Bo, Red Flag's president and CEO, commented that with Beijing supporting development of Linux-based software, he expects strong growth for Linux in China. He also estimated that Linux would account for as much as 25% of the server market in 2000, compared to 13.6% in 1999 and 1% in 1998, and that Linux-based desktops would account for about 10% of desktop sales.

"We are pleased to be offering Red Flag's popular Linux applications in Hong Kong," remarked David Lee, CEO of Quintalinux. "Adding Red Flag to our line of Linux solutions further broadens our product line and enables us to serve the fast-growing market for Linux-based systems. Product expansion and increasing market share are keys to meeting the Company's sales goals this year and for achieving the Company's longer term growth objectives."

"Our aim is to commercialize science research into products and bring them to the market, not just in China but to the world," said Sun Yufang, Red Flag's chairman.

About Quintalinux:

Quintalinux Limited is a leading technology services provider for business and enterprise clients in the Peoples Republic of China (PRC) and Hong Kong, including a list of large, well-known, blue chip and multinational corporate clients. With over 18 years of experience, the Company is a leading contractor of high-technology, "intelligent building" total solutions, incorporating highly reliable, flexible, and interoperable Linux operating systems in its commercial interior construction and design applications, such as under-floor air conditioning systems, architectural lighting systems, and information displays. Additionally, through a majority-owned subsidiary, the Company is a leading provider of Linux-based systems and solutions for businesses and consumers, including Internet and e-commerce solutions.
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About Red Flag Software:

Red Flag Software Co. Ltd., nurtured by the Chinese government's top science think tank and president Jiang Zemin's eldest son, is a leading developer and distributor of Linux operating systems for servers, desktops and embedded platforms, including on-site consultation, training, certification, and support services in China. The company, controlled by the Chinese Academy of Sciences, is also a provider of Linux applications for end-users. Red Flag has more than 20 years of experience with Unix and open systems, including over 18 years serving the Chinese market, including offering a Linux operating system with a complete Chinese environment.

Some statements in this press release may constitute "forward-looking statements" within the meaning of the "safe harbor'' provisions of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.

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